UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

 Air Industries Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00912N106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00912N106	13G/A	Page 2 of 9 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) TWM CAPITAL, L.P.
2.	check the appropriate box if a group*	(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization DELAWARE
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	0
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	0%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 00912N106	13G/A	Page 3 of 9 Pages

13.	names of reporting persons i.r.s. identification no. of above persons (entities only) THOMAS MULLEN, LLC
14.	check the appropriate box if a group*	(a) ☐ (b) ☒
15.	sec use only
16.	citizenship or place of organization DELAWARE
number of shares	17.	sole voting power	0
beneficially owned by	18.	shared voting power	0
each reporting	19.	sole dispositive power	0
person with:	20.	shared dispositive power	0
21.	aggregate amount beneficially owned by each reporting person	0
22.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
23.	percent of class represented by amount in row (9)	0%
24.	type of reporting person (See Instructions)	IA

CUSIP No. 00912N106	13G/A	Page 4 of 9 Pages

25.	names of reporting persons i.r.s. identification no. of above persons (entities only) THOMAS MULLEN
26.	check the appropriate box if a group*	(a) ☐ (b) ☒
27.	sec use only
28.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	29.	sole voting power	0
beneficially owned by	30.	shared voting power	0
each reporting	31.	sole dispositive power	0
person with:	32.	shared dispositive power	0
33.	aggregate amount beneficially owned by each reporting person	0
34.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
35.	percent of class represented by amount in row (9)	0%
36.	type of reporting person (See Instructions)	IN

CUSIP No. 00912N106	13G/A	Page 5 of 9 Pages

Item 1.
(a) Name of Issuer:		Air Industries Group, Inc.

(b) Address of Issuer’s Principal Executive Offices:		360 Motor Parkway, Suite 100 Hauppauge, NY 11788

Item 2.
(a) Name of Person Filing:		This Schedule is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by TWM Capital, L.P., Thomas Mullen, LLC and Thomas Mullen. See Item 4 below.
(b) Address of Principal Business Office or, if none, Residence:		113 Post Road East Westport, CT 06880
(c) Citizenship:		TWM Capital, L.P. is a Delaware limited partnership, Thomas Mullen, LLC is a Delaware limited liability company and Thomas Mullen is a United States Citizen.

(d) Title of Class of Securities:		Common Stock, $0.001 par value

(e) CUSIP Number:		00912N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 00912N106	13G/A	Page 6 of 9 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	None.

(b)	Percent of class:

The following percentages are based on 7,583,165 shares issued and outstanding as reported on the Issuer’s most recent 10-Q/A as filed with the SEC on November 16, 2016.

TWM Capital, L.P.: 0%

Thomas Mullen, LLC: 0%

Thomas Mullen: 0%

CUSIP No. 00912N106	13G/A	Page 7 of 9 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	TWM Capital, L.P.: 0 Thomas Mullen, LLC: 0 Thomas Mullen: 0
(ii)	Shared power to vote or to direct the vote:	TWM Capital, L.P.: 0 Thomas Mullen, LLC: 0 Thomas Mullen: 0
(iii)	Sole power to dispose or to direct the disposition of:	TWM Capital, L.P.: 0 Thomas Mullen, LLC: 0 Thomas Mullen: 0
(iv)	Shared power to dispose or to direct the disposition of:	TWM Capital, L.P.: 0 Thomas Mullen, LLC: 0 Thomas Mullen: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 00912N106	13G/A	Page 8 of 9 Pages

Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

CUSIP No. 00912N106	13G/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated January 20, 2017

TWM Capital, L.P.

By, its general partner, Thomas Mullen, LLC

By:	/s/ Thomas Mullen, its managing member

Thomas Mullen LLC

By:	/s/ Thomas Mullen, its managing member

/s/ Thomas Mullen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)